Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2009(a)	2010(a)	2011	2012	2013
Earnings available for fixed charges, as defined:
Net income from continuing operations	$133,360	$212,547	$195,731	$143,626	$163,011
Tax expense based on income	78,970	136,614	126,821	94,166	110,115
Fixed charges (b)	173,945	161,816	141,308	134,191	135,424
Earnings available for fixed charges, as defined	$386,275	$510,977	$463,860	$371,983	$408,550
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$160,647	$147,366	$129,300	$119,248	$117,327
Estimated interest cost within rental expense	3,797	3,899	3,581	3,577	3,731
Amortization of net debt premium, discount, and expenses	9,501	10,551	8,427	11,366	14,366
Total fixed charges, as defined	$173,945	$161,816	$141,308	$134,191	$135,424
Ratio of earnings to fixed charges	2.22	3.15	3.28	2.77	3.02
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$5,678	$4,435	$3,045	$3,023	$3,023
Adjustment to pretax basis	3,362	2,396	1,973	1,982	2,042
	$9,040	$6,831	$5,018	$5,005	$5,065

Combined fixed charges and preferred stock dividend requirements	$182,985	$168,647	$146,326	$139,196	$140,489
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.11	3.02	3.17	2.67	2.91

(a)
In 2010, Central Illinois Light Company and Illinois Power Company merged with and into Central Illinois Public Service Company, with the surviving corporation renamed Ameren Illinois Company. The periods presented reflect the combined results of the three companies.

(b)	Includes net interest related to uncertain tax positions.